                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                ------------------------------------------------


                                 Amendment No. 2
                                       to
                                Schedule 14D-1/A


                       Tender Offer Statement Pursuant to
                             Section 14(d)(1) of the
                       Securities and Exchange Act of 1934
                                       and
                                 Schedule 13D/A
                    under the Securities Exchange Act of 1934
                ------------------------------------------------



                            LUMEN TECHNOLOGIES, INC.
                ------------------------------------------------
                            (Name of Subject Company)


                                   EG&G, INC.


                             LIGHTHOUSE WESTON CORP.
                ------------------------------------------------
                                    (Bidders)


                     Common Stock, Par Value $0.01 Per Share
                ------------------------------------------------
                         (Title of Class of Securities)


                                   550242 10 1
              -----------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Murray Gross, Esq.
                Senior Vice President, General Counsel and Clerk
                                   EG&G, Inc.
                                45 William Street
                         Wellesley, Massachusetts 02481
                                 (781) 237-5100

                                    Copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000
--------------------------------------------------------------------------------
        (Names, Addresses, and Telephone Numbers of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                ------------------------------------------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

Transaction Valuation: $194,337,186*            Amount of Filing Fee $38,867.44*

--------------------------------------------------------------------------------


* For purposes of calculating fee only. This amount assumes the purchase of 25,075,766 shares of common stock of Lumen Technologies, Inc. (the "Shares"), at a price per Share of $7.75 in cash. Such number of Shares represents all of the Shares outstanding as of October 21, 1998, plus the number of Shares issuable upon the exercise of all outstanding options and the outstanding principal amount of all convertible notes.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[X] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  $38,867.44

     Form or Registration Number:  Schedule 14D-1

     Filing Party:  Lighthouse Weston Corp. and EG&G, Inc.

     Date Filed:  October 27, 1998








                         (continued on following pages)



                                Page 1 of 6 Pages

     This Amendment No. 2 to Tender Offer Statement on Schedule 14D-1/A ("Amendment No. 2") relates to the offer by Lighthouse Weston Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of EG&G, Inc., a Massachusetts corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Lumen Technologies, Inc., a Delaware corporation (the "Company"), at a price of $7.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on October 27, 1998, as amended by Amendment No. 1 thereto dated October 30, 1998 (the "Original Statement").

     The Original Statement is amended as follows:

Item 10.   ADDITIONAL INFORMATION.

     The information set forth in Items 10(b), (c) and (f) is hereby amended and supplemented by the following:

     The Parent originally filed a Pre-Merger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice (the "Antitrust Division") in connection with the Offer on October 22, 1998. Pursuant to the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"), the purchase of Shares pursuant to the Offer is subject to a 15-calendar day waiting period following the filing of the Pre-Merger Notification and Report Form. The waiting period relating to the original filing was scheduled to expire at 11:59 p.m. Eastern time, on November 6, 1998.

     On November 5, 1998, in order to provide the Antitrust Division with additional time to complete its review of the Parent's proposed acquisition of the Company, the Parent withdrew its original Pre-Merger Notification and Report Form. On November 6, 1998, the Parent submitted a new Pre-Merger Notification and Report Form. As a result of the withdrawal and refiling, a new regulatory waiting period under the HSR Act commenced on November 6, 1998 and will expire at 11:59 p.m. Eastern time, on November 21, 1998, unless such waiting period is earlier terminated by the FTC or the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period.

     On November 6, 1998, the Parent issued a press release, the full text of which is set forth in Exhibit (a)(11) attached hereto and incorporated herein by reference, regarding the foregoing.






                                Page 2 of 6 Pages

Item 11.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding immediately following the reference to Exhibit (a)(10) the following:

(a)(11)    Text of Press Release as published November 6, 1998, issued by the
           Parent.










                                Page 3 of 6 Pages

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated: November 6, 1998                     EG&G, INC.



                                            By: /s/  Murray Gross
                                                --------------------------------
                                                Name:  Murray Gross
                                                Title: Senior Vice President and
                                                       General Counsel



                                            LIGHTHOUSE WESTON CORP.



                                            By: /s/  Philip Ayers
                                                --------------------------------
                                                Name:  Philip Ayers
                                                Title: Secretary







                                Page 4 of 6 Pages

                                INDEX OF EXHIBITS


Number                     Exhibit Name
------                     ------------

  *(a)(1)     Offer to Purchase.

  *(a)(2)     Letter of Transmittal.

  *(a)(3)     Notice of Guaranteed Delivery.

  *(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  *(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  *(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  *(a)(7)     Form of Summary Advertisement as published October 27, 1998.

  *(a)(8) Text of Joint Press Release dated October 21, 1998, issued by the Company and Parent.

  *(a)(9)     Text of Press Release dated October 27, 1998, issued by the
              Parent.

 *(a)(10)     Text of Press Release dated October 30, 1998, issued by the
              Parent.

  (a)(11)     Text of Press Release dated November 6, 1998, issued by the
              Parent.

 **(b)(1) Termination, Replacement and Restatement Agreement dated as of March 6, 1998, among the Parent, the Lenders listed therein and Chase Manhattan Bank (as successor to Chemical Bank) as Administrative Agent.

***(b)(2)     364-Day Competitive Advance and Revolving Credit agreement dated as of March 21, 1994, among the Parent, the Lenders named therein and Chase Manhattan Bank (as successor to Chemical Bank) as
              Administrative Agent, as amended.

***(b)(3)     Five-Year Competitive Advance and Revolving Credit Facility dated as of March 21, 1994, among the Parent, the Lenders listed therein and Chase Manhattan Bank (as successor to Chemical Bank) as
              Administrative Agent, as amended.

  *(c)(1) Agreement and Plan of Merger dated as of October 21, 1998, among the Parent, the Purchaser and the Company.

  *(c)(2) Stockholders' Agreement dated as of October 21, 1998, among the Parent and certain stockholders of the Company.





                                Page 5 of 6 Pages

*(c)(3) Confidentiality Agreement dated as of June 9, 1998 between the Parent and the Company.

    (d)       None.

    (e)       Not applicable.

    (f)       None.


----------------
*    Previously filed.

** Incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-5075).

*** Agreement and Amendments Number 1 and 2, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-5075); Amendment Number 3, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 26, 1996 (File No. 1-5075).
















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